FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of

                         Securities Exchange Act of 1934

                           For the month of April 2003

                           HOLMES FINANCING (No 5) PLC
                             HOLMES FUNDING LIMITED
                             HOLMES TRUSTEES LIMITED

                 (Translation of registrant's name into English)

                 Abbey National House, 2 Triton Square, Regent's
                         Place, London NW1 3AN, England
                    (Address of principal executive offices)



         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F....X....   Form 40-F........

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                              Yes.......  No...X....

                            Holmes Financing No 5 plc

                    For Period 11 March 2003 to 08 April 2003

All values are in thousands of pounds sterling unless otherwise stated



Mortgage Asset Analysis

Analysis of Mortgage Trust Movements
                                     --------------------------------------
                                                Current Period
                                     --------------------------------------
                                           Number             (pound)000's
                                     --------------------------------------
Brought Forward                                 362,034         23,889,103
Replenishment                                    13,858          1,040,724
Repurchased                                      (6,786)          (456,923)
Redemptions                                      (8,479)          (592,005)
Losses                                              (11)                (6)
Capitalised Interest                                  0                816
Other Movements                                       0                (1)
                                     --------------------------------------
Carried Forward                                 360,616         23,881,708
                                     ======================================



                                     --------------------------------------
                                                  Cumulative
                                     --------------------------------------
                                           Number             (pound)000's
                                     --------------------------------------
Brought Forward                                 115,191          6,399,214
Replenishment                                   518,275         36,684,047
Repurchased                                    (125,719)        (8,751,631)
Redemptions                                    (146,910)       (10,454,147)
Losses                                             (221)              (592)
Capitalised Interest                                  0              4,818
Other Movements                                       0                (1)
                                     --------------------------------------
Carried Forward                                 360,616         23,881,708
                                     ======================================

                                     Period CPR         Annualised CPR
                                     --------------------------------------
  1 Month                                         4.39%             65.88%  **(including
                                     --------------------------------------   redemptions and
  3 Month                                        13.80%             68.92%    repurchases)
                                     --------------------------------------
 12 Month                                        53.21%             53.21%
                                     --------------------------------------

** The annualised CPR's are expressed as a percentage of the outstanding balance at the end of the period

Asset Profiles
                                     -------------------
Weighted Average Seasoning                        33.45 months
                                     -------------------
Weighted Average Loan size             (pound)66,224.76
                                     -------------------
Weighted Average LTV                             77.13% *** (see below)
                                     -------------------
Weighted Average Remaining Term                   19.11 Years
                                     -------------------

                                     --------------------------------------
Product Type Analysis                     (pound)000's               %
                                     --------------------------------------
Variable Rate                                11,069,172             46.35%
Fixed Rate                                    7,088,091             29.68%
Tracker Rate                                  5,724,445             23.97%
                                     --------------------------------------
                                             23,881,708            100.00%
                                     ===================-------------------

As at 8th April 2003 approximately 6% of the loans were flexible loans

                            Holmes Financing No 5 plc

                    For Period 11 March 2003 to 08 April 2003

All values are in thousands of pounds sterling unless otherwise stated


Mortgage Standard Variable Rate
                      Effective Date               Rate
                      --------------              -----
                       01 March 2003              5.79%
                    01 November 2002              5.94%
                    01 December 2001              6.10%


Geographic Analysis
--------------------------------------------------------------------------------
Region                             Number         (pound)000's            %
--------------------------------------------------------------------------------
East Anglia                            14,052            836,586          3.50%
East Midlands                          19,264          1,069,862          4.48%
Greater London                         62,624          5,329,012         22.31%
North                                  15,829            755,262          3.16%
North West                             42,306          2,171,800          9.09%
Scotland                                8,620            465,989          1.95%
South East                             96,578          7,594,367         31.80%
South West                             28,510          1,836,218          7.69%
Wales                                  18,560            898,544          3.76%
West Midlands                          24,618          1,382,068          5.79%
Yorkshire and Humberside               23,481          1,147,396          4.80%
Unknown                                 6,174            394,604          1.65%
--------------------------------------------------------------------------------
Total                                 360,616         23,881,708        100.00%
------------------------------==================================================


Original LTV Bands

                              --------------------------------------------------
Range                              Number         (pound)000's            %
                              --------------------------------------------------
0.00 - 25.00                            6,875            281,281          1.18%
25.01 - 50.00                          41,899          2,279,652          9.55%
50.01 - 75.00                          98,564          7,019,805         29.39%
75.01 - 80.00                          19,129          1,390,954          5.82%
80.01 - 85.00                          24,677          1,855,251          7.77%
85.01 - 90.00                          53,374          4,101,924         17.18%
90.01 - 95.00                         116,098          6,952,841         29.11%
                              --------------------------------------------------
Total                                 360,616         23,881,708        100.00%
                              ==================================================

*** The balance is the current outstanding balance on the account including accrued interest. The LTV is that at origination and excludes any apitalized high loan to value fees, valuation fees or booking fees.

                            Holmes Financing No 5 plc

                    For Period 11 March 2003 to 08 April 2003

All values are in thousands of pounds sterling unless otherwise stated


Arrears
-------

                               --------------------------------------------------------------
Band                               Number         Principal        Overdue           %
                               --------------------------------------------------------------
Current                              351,210       23,319,948         (2,486)         97.67%
1.00 - 1.99 months                     5,766          345,668          2,684           1.45%
2.00 - 2.99 months                     1,607           95,673          1,387           0.40%
3.00 - 3.99 months                       773           45,817            937           0.19%
4.00 - 4.99 months                       444           26,004            706           0.11%
5.00 - 5.99 months                       264           14,417            482           0.06%
6.00 -11.99 months                       471           25,885          1,269           0.11%
12 months and over                        37            1,661            172           0.01%
Properties in Possession                  44            1,356            128           0.01%
                               --------------------------------------------------------------
Total                                360,616       23,876,429          5,279         100.00%
                               ==============================================================

Definition of Arrears
This arrears multiplier is calculated as the arrears amount ( which is the difference between the expected monthly repayments and the amount that has actually been paid, i.e. a total of under and/or over payments ) divided by the monthly amount repayable. It is recalculated every time the arrears amount changes, i.e. on the date when a payment is due.

Movement in Shares of Trust
                                     Funding            Seller
                                     --------------------------------------
                                           (pound)000's        (pound)000's
                                     --------------------------------------
Balance Brought Forward                      13,633,675         10,255,428
Replenishment of Assets                               0          1,040,724
Acquisition by Funding                        2,403,550         (2,403,550)
Distribution of Principal Receipts             (599,896)          (449,033)
Allocation of Losses                                 (4)                (2)
Share of Capitalised Interest                       539                277
Payment Re Capitalised Interest                    (539)               539
                                     --------------------------------------
Balance Carried Forward                      15,437,325          8,444,383
                                     ======================================

                                     --------------------------------------
Carried Forward Percentage                    64.64079%          35.35921%
                                     ======================================

                                     --------------------------------------
Minimum Seller Share                            955,057              4.00%
                                     --------------------------------------

Cash Accumulation Ledger
                                     -------------------
                                           (pound)000's
                                     -------------------
Brought Forward                                  60,604
                                     -------------------
Additional Amounts Accumulated                  599,900
Payment of Notes                                      0
                                     -------------------
Carried Forward                                 660,504
                                     ===================

                                     -------------------
Target Balance                                   60,500 payable on 15th April
                                     -------------------2003
Target Balance                                  600,000 payable on 15th July
                                     -------------------2003

                            Holmes Financing No 5 plc

                    For Period 11 March 2003 to 08 April 2003

All values are in thousands of pounds sterling unless otherwise stated



Liquidity Facilities                  Drawn(pound)000's    Undrawn(pound)000's
                                     --------------------------------------
Holmes Funding                                 (pound)0      (pound)25,000
                                     --------------------------------------
Holmes Financing 1                             (pound)0      (pound)25,000
                                     --------------------------------------
Holmes Financing 2                             (pound)0      (pound)25,000
                                     --------------------------------------
Holmes Financing 3                             (pound)0      (pound)25,000
                                     --------------------------------------
Holmes Financing 4                             (pound)0      (pound)25,000
                                     --------------------------------------
Holmes Financing 5                             (pound)0      (pound)25,000
                                     --------------------------------------
Holmes Financing 6                             (pound)0      (pound)25,000
                                     --------------------------------------

Excess Spread
                                     -------------------
Quarter to 15/1/03                              0.5960%
                                     -------------------
Quarter to 15/10/2002                           0.5892%
                                     -------------------
Quarter to 15/7/2002                            0.5891%
                                     -------------------
Quarter to 15/4/2002                            0.5414%
                                     -------------------

                                     --------------------------------------
Reserve Funds                          First Reserve      Second Reserve
                                     --------------------------------------
Balance as at 15/01/2003          (pound)224,153,726.50(pound)56,890,739.99
                                     --------------------------------------
Required Amount as at 15/01/2003  (pound)291,000,000.00(pound)73,825,687.00
                                     --------------------------------------
Percentage of Notes                               1.45%              0.37%
                                     --------------------------------------

Properties in Possession

Stock
                                     --------------------------------------
                                                Current Period
                                     --------------------------------------
                                           Number             (pound)000's
                                     --------------------------------------
Brought Forward                                      44              1,608
                                     --------------------------------------
Repossessed in Period                                13                385
                                     --------------------------------------
Sold in Period                                      (13)              (509)
                                     --------------------------------------
Carried Forward                                      44              1,484
                                     ======================================

                                     --------------------------------------
                                                  Cumulative
                                     --------------------------------------
                                           Number             (pound)000's
                                     --------------------------------------
Repossessed to date                                 275             12,435
Sold to date                                       (231)           (10,951)
                                     --------------------------------------
Carried Forward                                      44              1,484
                                     ======================================

Repossession Sales Information
                                     -------------------
Average time Possession to Sale                      79 Days
                                     -------------------
Average arrears at time of Sale            (pound)3,067
                                     -------------------

MIG Claim Status
                                     --------------------------------------
                                           Number             (pound)000's
                                     --------------------------------------
MIG Claims made                                     143              1,070
                                     --------------------------------------
MIG Claims outstanding                                6                 40
                                     --------------------------------------

                                     -------------------
Average time claim to payment                        36
                                     -------------------

                            Holmes Financing No 5 plc

                    For Period 11 March 2003 to 08 April 2003

All values are in thousands of pounds sterling unless otherwise stated


Trigger Events
There has been no debit to the AAA Principal Deficiency Ledger
The Seller has not suffered an Insolvency Event
The Seller is still the Servicer
The Outstanding Principal balance is in excess of (pound)21 billion

                            Holmes Financing No 5 plc

                    For Period 11 March 2003 to 08 April 2003

All values are in thousands of pounds sterling unless otherwise stated


Retired Class A Notes

--------------------------------------------------------------------------------------------------------------------
   Date Retired      Holmes 1       Holmes 2      Holmes 3        Holmes4       Holmes 5      Holmes 6     Holmes 7
--------------------------------------------------------------------------------------------------------------------
           02Q3             -            703             -              -            352             -            -

           02Q4             -              -             -              -            352             -            -

           03Q1             -              -           750              -              -             -            -

--------------------------------------------------------------------------------------------------------------------

Outstanding Class A Notes

--------------------------------------------------------------------------------------------------------------------
       Expected      Holmes 1       Holmes 2      Holmes 3        Holmes4       Holmes 5      Holmes 6     Holmes 7
     Redemption
--------------------------------------------------------------------------------------------------------------------
           03Q2             -              -             -              -              -             -            -

           03Q3           600              -             -              -              -           481            -

           03Q4             -            176             -            191              -           481            -

           04Q1             -            176             -            191              -             -          241

           04Q2             -            176             -            191              -             -          241

           04Q3             -            176             -            191              -             -            -

           04Q4             -              -             -              -            698             -            -

           05Q1             -              -           750              -              -             -            -

           05Q2             -              -             -              -              -           801            -

           05Q3           650              -             -              -              -             -            -

           05Q4             -            125             -              -              -             -            -

           06Q1             -            125             -              -              -             -          803

           06Q2             -            125             -              -              -             -            -

           06Q3             -            125           500          1,340              -             -            -

           06Q4             -              -             -            350            875             -            -

           07Q1             -              -             -              -              -             -          161

           07Q2             -              -             -              -              -           634          161

           07Q3           575              -             -              -              -             -            -

           07Q4             -            300             -              -              -           770            -

           08Q1             -              -             -              -              -             -            -

           08Q2             -              -             -              -              -           500          592

           08Q3             -              -             -              -              -             -            -

           08Q4             -              -             -              -              -             -            -

           09Q1             -              -             -              -              -             -            -

           09Q2             -              -             -              -              -             -            -

           09Q3             -              -             -              -              -             -            -

           09Q4             -              -             -              -              -             -            -

           10Q1             -              -             -              -              -             -            -

           10Q2             -              -             -              -              -             -            -

           10Q3           250              -             -              -              -             -            -

           10Q4             -              -             -              -              -             -            -

--------------------------------------------------------------------------------------------------------------------

                            Holmes Financing No 5 plc
                    For Period 11 March 2003 to 08 April 2003



[GRAPHIC OMITTED]

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          HOLMES FINANCING (No 5) PLC




         Dated: 15 April, 2003                 By /s/ Peter Lott
                                               (Authorised Signatory)